EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and six months ended June 30, 2023

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three and six months ended June 30, 2023 is dated August 11, 2023. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2023 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2022 (the “Audited Financial Statements”) and the risks identified in the Company's Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated. All share amounts in this MD&A have been adjusted retrospectively to reflect the Share Consolidation (as defined herein) unless otherwise noted. See “Liquidity and Capital Resources—Equity”.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL Inc., formerly Sundial Growers Inc., operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are the retailing of wines, beers and spirits under the Wine and Beyond, Liquor Depot and Ace Liquor retail banners; the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of recreational cannabis is permitted, under the Value Buds, Sweet Tree, Spiritleaf, Superette and Firesale retail banners; the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Vacay, Spiritleaf Selects, Palmetto, Value Buds, Versus, Bonjak, Namaste, Re-up and Grasslands; and, the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry.

The Company produces and markets cannabis products for the Canadian adult-use market and recently expanded to include export for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 448,000 square feet of total space in Olds and approximately 380,000 square feet of total space in Atholville. SNDL’s extraction and manufacturing operations include 81,800 square feet of total space in British Columbia and 32,000 square feet of total space in Ontario. The Company has a distribution network that covers 98% of the national adult-use cannabis industry.

SNDL and its subsidiaries operate solely in Canada with the exception of Green Roads, Inc. (“Green Roads”), a subsidiary acquired in the Valens Transaction (defined below) who sold CBD products in the United States and was classified as held for sale and discontinued operations. The disposition of Green Roads closed in June 2023. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”), whose principal activities are related to the retail sale of cannabis.

SNDL was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.” and the change became effective on the same day. In light of the evolution of SNDL’s business over the past two years, the new name more appropriately reflects the operating model and strategy across liquor and cannabis retail, cannabis cultivation and production and investments. The rebrand underscores SNDL’s differentiated vertical integration model and reorients to its position as Canada’s largest private sector regulated cannabis and liquor product platform.

SNDL is headquartered in Calgary, Alberta, with operations in Olds, Alberta, Kelowna, British Columbia, Bolton, Ontario and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Strategic partnership with nova

On May 5, 2023, Nova’s shareholders approved the previously announced agreement with SNDL to implement a strategic partnership to create a well-capitalized cannabis retail platform in Canada, pursuant to the implementation agreement entered into between SNDL and Nova dated December 20, 2022 (as amended to date, the “Implementation Agreement”).

On June 1, 2023, SNDL provided an update on its proposed transaction with Nova (the “Nova Transaction”), that it had amended the terms of the plan of arrangement (the “Original Plan of Arrangement”), and such amended form of the Original Plan of Arrangement being (the “Amended Plan of Arrangement”) approved by the SNDL shareholders at its annual and special meeting of shareholders held on July 25, 2022, pursuant to which SNDL intends to distribute certain of its Nova common shares (“Nova Shares”) to SNDL shareholders. Under the terms of the Amended Plan of Arrangement, among other things, (i) SNDL shareholders who would have been entitled to receive at least one “lot” of Nova Shares from the Nova Shares being distributed (the “Distributed Nova Shares”) had they been distributed to all SNDL shareholders on a pro rata basis (the “Eligible Holders”) will receive Nova Shares with the new SNDL common shares to which they were entitled under the Original Plan of Arrangement (“New SNDL Shares”), and (ii) all SNDL shareholders other than the Eligible Holders will receive, together with their New SNDL Shares, cash in lieu of the fractional Nova Shares that they would have been entitled to receive had the Distributed Nova Shares been distributed to all SNDL shareholders on a pro rata basis. The number of Nova Shares that would be considered a “lot” will be determined by SNDL’s Board of Directors (the “SNDL Board”), provided that a “lot” must be between one Nova Share and 500 Nova Shares. All other terms of the Amended Plan of Arrangement remain substantially similar to those of the Original Plan of Arrangement. A Final Order (the “Final Order”) of the Court of Kings Bench of Alberta (the “Court”) approving the Amended Plan of Arrangement and transactions contemplated thereby (collectively, the “Share Distribution”) was granted on May 26, 2023, and, subject to the SNDL Board determining the meaning of a “lot” of Nova Shares, the Company is now authorized by the Court to complete the Share Distribution.

The completion of the Share Distribution remains subject to certain closing conditions set out in the Implementation Agreement, including the receipt of certain key regulatory approvals and the amendment to certain terms of the Nova Transaction that are mutually satisfactory to SNDL and Nova. SNDL continues to work with regulators to ensure that the Nova Transaction is in compliance with regulations in all relevant jurisdictions. Pursuant to the Final Order and the Implementation Agreement, the Share Distribution is expected to be completed as part of the closing of the Nova Transaction. Subject to the satisfaction or waiver of all of the conditions precedent which include, but are not limited to, the receipt of certain key regulatory approvals from applicable provincial cannabis regulators and the Toronto Stock Exchange, the Nova Transaction was expected to close on or before June 30, 2023.

Due to ongoing review by regulators with respect to required approvals, on June 30, 2023, SNDL and Nova extended the outside date for closing of the Nova Transaction to on or before July 25, 2023, and on July 25, 2023, SNDL and Nova extended the outside date for closing of the Nova Transaction to on or before August 25, 2023.

LIGHTBOX Acquisition

On March 28, 2023, the Company announced that it had entered into an agreement (the “Lightbox Agreement”) with Lightbox Enterprises Ltd. (“Lightbox”) to acquire four cannabis retail stores operating under the Dutch Love Cannabis banner (“Dutch Love”). Under the Lightbox Agreement, SNDL will acquire from Lightbox the rights to four Dutch Love stores in British Columbia and the rights to use certain Dutch Love related intellectual property for total consideration of $7.8 million. The consideration is comprised of i) $1.5 million cash; ii) the cancellation of the $3.0 million debt owed by Lightbox to SNDL; and iii) $3.3 million payable in common shares of SNDL.

The transaction is expected to be completed in the context of Lightbox's proceedings under the CCAA from the Supreme Court of British Columbia (the “BC Court”). On December 2, 2022, the BC Court granted an order that approved a sale and investment solicitation process (“SISP”) in respect of the assets, undertakings and properties of Lightbox, and the Lightbox Agreement is the result of the SISP process.

The transaction is anticipated to close in the third quarter of 2023.

Valens Acquisition

On January 17, 2023, the Company acquired all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, as described above, and (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share).

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments.

Superette Acquisition

On February 7, 2023, the Company announced that, in the context of the Superette Group’s (as defined below) proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), it has successfully closed the Superette Transaction (as defined below) contemplated by the agreement of purchase and sale dated August 29, 2022 (as amended and restated on December 12, 2022) (the “APS”) and the approval and vesting order issued by the Ontario Superior Court of Justice (Commercial List) on December 20, 2022.

The Superette Group sells cannabis and non-cannabis branded merchandise through retail locations in Ontario and has furthered its market exposure and brand awareness through private-label cannabis offerings. Pursuant to the APS, certain of the Superette entities, including Superette Inc. and Superette Ontario Inc. (“Superette Ontario”) (collectively, the “Superette Group”), have sold their right, title and interest in (i) five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand (the “Superette IP”); and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

OTHER DEVELOPMENTS

Cost-saving measures and rightsizing cannabis operations at alberta facility

Beginning in February 2023, the Company undertook a rightsizing of cannabis cultivation operations in both Olds, Alberta, and Atholville, New Brunswick in an effort to focus the facility on premium products and brands. A total of 172 positions have been eliminated in reductions in workforce and are expected to deliver approximately $10 million in savings across labour and operational costs in 2023. The Valens Transaction has accelerated the need to optimize and rationalize SNDL's manufacturing and operational footprint to better address market saturation and oversupply.

Through its integration and rationalization efforts, the Company is assessing all assets and will continue to make decisions based on achieving sustainable profitability.

Initiation of share repurchase program

On November 16, 2022, the Company announced that the Board approved a renewal of the share repurchase program upon its expiry on November 19, 2022. The renewed share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of 11.8 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement, and will expire on November 30, 2023. The renewed share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company's discretion. The actual number of common shares which may be purchased pursuant to the renewed share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the renewed share repurchase program will be returned to treasury for cancellation.

Refer to “Liquidity and Capital Resources – Equity” below and “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in the Annual Report to which this MD&A is attached as an exhibit for further details regarding common shares purchased and cancelled during 2022 and 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	Q2 2023	Q2 2022	Change	% Change
Financial
Gross revenue	257,425	227,557	29,868	13%
Net revenue	244,511	223,695	20,816	9%
Cost of sales	188,922	174,291	14,631	8%
Gross margin (1)	51,933	43,079	8,854	21%
Gross margin %	21%	19%		2%
Gross margin before fair value adjustments (1)(2)	51,298	45,533	5,765	13%
Gross margin before fair value adjustments % (2)	21%	20%		1%
Interest and fee revenue	3,421	2,577	844	33%
Investment loss	(4,020)	(35,073)	31,053	89%
Loss from operations	(29,489)	(81,416)	51,927	64%
Net loss from continuing operations attributable to owners of the Company	(29,350)	(73,301)	43,951	60%
Per share, basic and diluted	(0.11)	(0.31)	0.20	65%
Net loss from discontinued operations attributable to owners of the Company	(3,170)	—	(3,170)	100%
Per share, basic and diluted	(0.01)	—	(0.01)	100%
Net loss attributable to owners of the Company	(32,520)	(73,301)	40,781	56%
Per share, basic and diluted	(0.12)	(0.31)	0.19	61%
Adjusted EBITDA from continuing operations (2)	2,194	(25,927)	28,121	108%

Statement of Financial Position
Cash and cash equivalents	185,455	362,630	(177,175)	-49%
Inventory	160,407	141,622	18,785	13%
Property, plant and equipment	181,841	135,720	46,121	34%
Total assets	1,571,775	1,884,738	(312,963)	-17%
(1)
Includes inventory obsolescence and impairment expense of $4.3 million for the three months ended June 30, 2023, and expense of $3.9 million for the three months ended June 30, 2022.
(2)
Adjusted EBITDA from continuing operations, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are specified financial measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Salaries and wages	29,705	23,938	58,568	30,284
Consulting fees	999	451	1,746	863
Office and general	13,681	10,537	26,507	12,235
Professional fees	2,536	2,261	5,691	4,348
Merchant processing fees	1,609	1,514	2,880	1,514
Director fees	134	153	265	241
Other	4,063	1,439	5,643	1,490
	52,727	40,293	101,300	50,975

General and administrative expenses for the three months ended June 30, 2023 were $52.7 million compared to $40.3 million for the three months ended June 30, 2022. The increase of $12.4 million was mainly due to increases in salaries and wages and office and general expenses as a result of the Valens acquisition.

General and administrative expenses for the six months ended June 30, 2023 were $101.3 million compared to $51.0 million for the six months ended June 30, 2022. The increase of $50.3 million was mainly due to increases in salaries and wages, office and general expenses, professional fees and merchant processing fees as a result of the Alcanna Inc. (“Alcanna”), Valens and Zenabis Ltd. (“Zenabis”) acquisitions.

Share-based compensation

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Equity-settled expense
Simple warrants	2	599	(335)	1,146
Stock options	3	23	(2)	52
Restricted share units	3,485	2,253	6,109	4,642
Cash-settled expense
Deferred share units	403	(2,437)	330	(1,198)
	3,893	438	6,102	4,642

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. Share-based compensation also includes the expense related to Nova’s issuance of RSUs and DSUs.

Share-based compensation expense for the three months ended June 30, 2023 was $3.9 million compared to $0.4 million for the three months ended June 30, 2022. The increase of $3.5 million was due to increases in DSU expense and RSU expense, partially offset by a decrease in simple warrant expense. The increase in DSU expense was caused by the issuance of new DSUs and a lower decrease in fair value when compared to the prior period. The increase in RSU expense was due to the issuance of new RSUs, partially offset by the vesting of RSUs granted in prior years. The decrease in simple warrant expense was caused by the vesting of awards issued in prior years.

Share-based compensation expense for the six months ended June 30, 2023 was $6.1 million compared to $4.6 million for the six months ended June 30, 2022. The increase of $1.5 million was due to an increase in RSU expense and DSU expense, partially offset by a decrease in simple warrant expense. The increase in DSU expense was caused by the issuance of new DSUs and a lower decrease in fair value when compared to the prior period. The increase in RSU expense was due to the issuance of new RSUs, partially offset by the vesting of RSUs granted in prior years. The decrease in simple warrant expense was caused by the vesting of awards issued in prior years in addition to the recovery of unvested forfeitures.

Transaction costs

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Transaction costs	173	(7,938)	2,213	(1,457)

Transaction costs for the three months ended June 30, 2023, were $0.2 million compared to a recovery of $7.9 million for the three months ended June 30, 2022. Transaction costs in the current period relate to various acquisitions. Transaction cost recoveries in the comparative period related to the reversal of a provision for costs associated with securities class action lawsuits. The provision was initially recorded at the full amount payable upon settlement and was subsequently reduced by the amount covered by the Company’s insurance policy.

Transaction costs for the six months ended June 30, 2023, were $2.2 million compared to a recovery of $1.5 million for the six months ended June 30, 2022. Transaction costs in the current period relate to various acquisitions, including Valens and Superette. Transaction cost recoveries in the comparative period include the recovery of costs related to securities class action lawsuits (as noted above), partially offset by costs associated with the Alcanna acquisition.

Finance costs

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Cash finance expense
Other finance costs	17	145	45	169
	17	145	45	169
Non-cash finance expense
Change in fair value of investments at fair value through profit or loss	257	22,305	3,625	22,305
Accretion on lease liabilities	2,293	3,928	4,239	4,268
Financial guarantee liability (recovery) expense	—	65	(139)	(77)
Other	106	189	296	189
	2,656	26,487	8,021	26,685
Interest income	(215)	(127)	(435)	(410)
	2,458	26,505	7,631	26,444

Finance costs include accretion expense related to lease obligations, finance income related to net investment in subleases, change in fair value of investments at Fair Value Through Profit or Loss (“FVTPL”) and certain other expenses.

Finance costs for the three months ended June 30, 2023 were $2.5 million compared to $26.5 million for the three months ended June 30, 2022. The decrease of $24.0 million was mainly due to the change in fair value of investments at FVTPL. The comparative period included a $22.1 million decrease in the fair value of the Zenabis senior loan.

Finance costs for the six months ended June 30, 2023 were $7.6 million compared to $26.4 million for the six months ended June 30, 2022. The decrease of $18.8 million was due to the change in fair value of investments at FVTPL. The decrease in the fair value of investments at FVTPL was mainly due to an adjustment to the Superette promissory note (refer to note 14 in the Interim Financial Statements). The comparative period included a $22.1 million decrease in the fair value of the Zenabis senior loan.

Change in estimate of fair value of derivative warrants

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Change in estimate of fair value of derivative warrants	(2,240)	(23,656)	(7,042)	(15,356)

Change in estimate of fair value of derivative warrants for the three months ended June 30, 2023 was a recovery of $2.2 million compared to a recovery of $23.7 million for the three months ended June 30, 2022. The recovery in the current period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$1.60 on March 31, 2023, to US$1.37 on June 30, 2023. The recovery in the prior period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$7.00 on March 31, 2022, to US$3.26 on June 30, 2022.

Change in estimate of fair value of derivative warrants for the six months ended June 30, 2023 was a recovery of $7.0 million compared to a recovery of $15.4 million for the six months ended June 30, 2022. The recovery in the current period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$2.09 on December 31, 2022, to US$1.37 on June 30, 2023. The recovery in the prior period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$5.78 on December 31, 2021, to US$3.26 on June 30, 2022.

Net loss from continuing operations

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Net loss from continuing operations	(29,988)	(73,973)	(64,766)	(112,013)

Net loss from continuing operations for the three months ended June 30, 2023 was $30.0 million compared to $74.0 million for the three months ended June 30, 2022. The decrease in net loss from continuing operations of $44.0 million was mainly due to an increase in gross margin ($8.9 million), lower investment losses ($31.1 million), lower share of loss of equity-accounted investees ($37.0 million) and lower finance costs ($24.0 million), partially offset by higher general and administrative expenses ($12.4 million), depreciation and amortization ($4.6 million), share-based compensation ($3.5 million), restructuring costs ($4.9 million), transaction costs ($8.1 million) and change in fair value of derivative warrants ($21.4 million).

Net loss from continuing operations for the six months ended June 30, 2023 was $64.8 million compared to $112.0 million for the six months ended June 30, 2022. The decrease in net loss from continuing operations of $47.2 million was largely due to an increase in gross margin ($37.8 million), lower investment losses ($43.6 million), increased share of profit of equity-accounted investees ($42.5 million), and lower finance costs ($18.8 million), partially offset by higher general and administrative expenses ($50.3 million), depreciation and amortization ($20.4 million), restructuring costs ($6.5 million), transaction costs ($3.7 million) and change in fair value of derivative warrants ($8.3 million).

Adjusted EBITDA from continuing operations

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Adjusted EBITDA from continuing operations (1)	2,194	(25,927)	9,609	(26,602)
(1)
Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Adjusted EBITDA from continuing operations was $2.2 million for the three months ended June 30, 2023 compared to a loss of $25.9 million for the three months ended June 30, 2022. The increase was due to the following:

•
Increase in gross margin; and
•
Decrease in share of loss of equity-accounted investees related to fair value accounting adjustments to the Company’s SunStream joint venture investments.

The increase was partially offset by an:

•
Increase in general and administrative expenses due to the acquisition of Valens.

Adjusted EBITDA from continuing operations was $9.6 million for the six months ended June 30, 2023 compared to a loss of $26.6 million for the six months ended June 30, 2022. The increase was due to the following:

•
Increase in gross margin; and
•
Increase in share of profit of equity-accounted investees related to fair value accounting adjustments to the Company’s SunStream joint venture investments.

The increase was partially offset by an:

•
Increase in general and administrative expenses due to the acquisition of Alcanna, Valens and Zenabis.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at June 30, 2023
Total assets	339,097	204,016	318,028	691,178	19,456	1,571,775
Six months ended June 30, 2023
Net revenue	267,601	139,289	40,073	—	—	446,963
Gross margin	61,627	33,599	(10,752)	—	—	84,474
Interest and fee revenue	—	58	—	7,397	177	7,632
Investment (loss) income	—	—	(497)	(8,692)	—	(9,189)
Share of profit (loss) of equity-accounted investees	—	—	—	8,580	—	8,580
Depreciation and amortization	18,507	7,051	1,796	—	2,557	29,911
Earnings (loss) from operations	6,271	2,287	(32,821)	7,077	(44,323)	(61,509)
Income (loss) before income tax	3,751	477	(32,951)	3,453	(39,496)	(64,766)
Three months ended June 30, 2023
Net revenue	151,690	71,881	20,940	—	—	244,511
Gross margin	35,360	17,780	(1,207)	—	—	51,933
Interest and fee revenue	—	58	—	3,186	177	3,421
Investment (loss) income	—	—	(214)	(3,806)	—	(4,020)
Share of profit (loss) of equity-accounted investees	—	—	—	(936)	—	(936)
Depreciation and amortization	8,161	3,361	650	—	1,271	13,443
Earnings (loss) from operations	8,207	2,340	(14,134)	(1,660)	(24,242)	(29,489)
Income (loss) before income tax	6,714	1,221	(13,831)	(1,917)	(22,175)	(29,988)
(1)
Cannabis retail includes the operations of Superette for the period February 8, 2023 to June 30, 2023.
(2)
Cannabis operations include the operations of Valens for the period January 18, 2023 to June 30, 2023.
(3)
Total assets include cash and cash equivalents.

($000s)	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Six months ended June 30, 2022
Net revenue	149,947	71,006	20,339	—	—	241,292
Gross margin	33,812	17,190	(4,504)	—	—	46,498
Interest and fee revenue	—	—	—	6,438	—	6,438
Investment loss	—	—	—	(52,783)	—	(52,783)
Share of profit (loss) of equity-accounted investees	—	—	—	(33,887)	—	(33,887)
Depreciation and amortization	2,799	2,842	9	—	3,889	9,539
Earnings (loss) from operations	11,215	1,196	(11,257)	(79,668)	(26,072)	(104,586)
Income (loss) before income tax	8,306	167	(11,000)	(101,973)	(9,304)	(113,804)
Three months ended June 30, 2022
Net revenue	148,637	63,494	11,564	—	—	223,695
Gross margin	33,528	13,897	(4,346)	—	—	43,079
Interest and fee revenue	—	—	—	2,577	—	2,577
Investment loss	—	—	—	(35,073)	—	(35,073)
Share of profit (loss) of equity-accounted investees	—	—	—	(37,978)	—	(37,978)
Depreciation and amortization	2,799	2,247	—	—	3,754	8,800
Earnings (loss) from operations	11,288	1,476	(8,293)	(69,973)	(15,914)	(81,416)
Income (loss) before income tax	8,379	447	(8,036)	(92,278)	15,724	(75,764)
(1)
Liquor retail includes operations of Alcanna retail stores for the period March 31, 2022 to June 30, 2022, and cannabis retail includes operations of Nova retail stores for the period March 31, 2022 to June 30, 2022.
(2)
Total assets include cash and cash equivalents.

LIQUOR RETAIL SEGMENT RESULTS

Earnings (loss) from operations

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022 (1)
Net revenue	151,690	148,637	267,601	149,947
Cost of sales	116,330	115,109	205,974	116,135
Gross margin	35,360	33,528	61,627	33,812
Gross margin %	23.3%	22.6%	23.0%	22.5%

General and administrative	17,311	17,505	34,357	17,862
Sales and marketing	1,681	1,936	2,492	1,936
Depreciation and amortization	8,161	2,799	18,507	2,799
Earnings (loss) from operations	8,207	11,288	6,271	11,215
(1)
Liquor retail includes operations of Alcanna retail stores for the period March 31, 2022 to June 30, 2022.

Gross margin for the three months ended June 30, 2023 was $35.4 million (23.3%) compared to $33.5 million (22.6%) for the three months ended June 30, 2022. Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits.

Gross margin for the six months ended June 30, 2023 was $61.6 million (23.0%) compared to $33.8 million (22.5%) for the six months ended June 30, 2022. Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits.

At June 30, 2023, and August 11, 2023, the Ace Liquor store count was 138, the Liquor Depot store count was 20 and the Wine and Beyond store count was 12.

CANNABIS RETAIL SEGMENT RESULTS

Earnings (loss) from operations

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023 (1)	2022 (2)
Net revenue	71,881	63,494	139,289	71,006
Cost of sales	54,101	49,597	105,690	53,816
Gross margin	17,780	13,897	33,599	17,190
Gross margin %	24.7%	21.9%	24.1%	24.2%

Interest and fee revenue	58	—	58	—

General and administrative	11,164	10,001	23,131	12,744
Sales and marketing	500	353	726	588
Depreciation and amortization	3,361	2,247	7,051	2,842
Share-based compensation	15	(180)	4	(180)
Earnings (loss) from operations	2,340	1,476	2,287	1,196
(1)
Cannabis retail results include the operations of Superette from February 8, 2023 to June 30, 2023.
(2)
Cannabis retail results includes operations of Nova retail stores for the period March 31, 2022 to June 30, 2022.

Net revenue for the three months ended June 30, 2023 was $71.9 million compared to $63.5 million for the three months ended June 30, 2022. The increase of $8.4 million is mainly attributable to increased retail revenue. Net revenue is comprised of retail cannabis sales to private customers from corporate-owned stores, royalty revenue, advertising revenue, franchise fees, millwork, supply and accessories revenue and proprietary licensing.

Net revenue for the six months ended June 30, 2023 was $139.3 million compared to $71.0 million for the six months ended June 30, 2022. The increase of $68.3 million is mainly attributable to the impact of the Alcanna and Nova acquisition which includes six months of gross revenue in 2023 compared to three months plus one day of net revenue in the prior period.

Gross margin for the three months ended June 30, 2023 was $17.8 million (24.7%) compared to $13.9 million (21.9%) for the three months ended June 30, 2022. Cost of sales for cannabis retail operations is comprised of the cost of pre-packaged cannabis and related accessories. Gross margin percentage in the current period is higher due to proprietary licensing arrangements which have no associated cost of sales and increased selling prices from the introduction of private label initiatives.

Gross margin for the six months ended June 30, 2023 was $33.6 million (24.1%) compared to $17.2 million (24.2%) for the six months ended June 30, 2022.

At June 30, 2023, and August 11, 2023, the Spiritleaf store count was 98 (21 corporate stores and 77 franchise stores), the Superette store count was 5 corporate stores, the Firesale store count was 2 corporate stores and the Value Buds store count was 91 corporate stores.

CANNABIS OPERATIONS SEGMENT RESULTS

Gross margin

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023 (2)	2022
Net revenue	20,940	11,564	40,073	20,339
Cost of sales	18,491	9,585	35,407	18,666
Inventory impairment and obsolescence	4,291	3,871	13,468	5,852
Gross margin before fair value adjustments (1)	(1,842)	(1,892)	(8,802)	(4,179)
Change in fair value of biological assets	(1,413)	(388)	(4,948)	3,302
Change in fair value realized through inventory	2,048	(2,066)	2,998	(3,627)
Gross margin	(1,207)	(4,346)	(10,752)	(4,504)
(1)
Gross margin before fair value adjustments is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.
(2)
Cannabis operations include the operations of Valens for the period January 18, 2023 to June 30, 2023.

Revenue

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other LPs and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Gross revenue for the three months ended June 30, 2023 was $33.9 million compared to $15.4 million for the three months ended June 30, 2022. The increase of $18.5 million was due to the additional revenue as a result of the Valens and Zenabis acquisitions.

Gross revenue for the six months ended June 30, 2023 was $63.4 million compared to $26.7 million for the six months ended June 30, 2022. The increase of $36.7 million was mainly due to the additional revenue as a result of the Valens and Zenabis acquisitions. Provincial board revenue increased by $33.2 million and wholesale revenue increased by $2.8 million.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary by jurisdiction.

Excise taxes for the three months ended June 30, 2023 were $12.9 million compared to $3.9 million for the three months ended June 30, 2022. The increase of $9.0 million was due to the increased revenue from the Valens and Zenabis acquisitions. The excise tax rate as a percentage of revenue has increased due to the application of excise tax on a volume basis that has experienced price declines.

Excise taxes for the six months ended June 30, 2023 were $23.4 million compared to $6.4 million for the six months ended June 30, 2022. The increase of $17.0 million was due to the increased revenue from the Valens and Zenabis acquisitions. The excise tax rate as a percentage of revenue has increased due to the application of excise tax on a volume basis that has experienced price declines.

Cost of sales

Cost of sales includes four main categories: procurement, cultivation, manufacturing and shipment and fulfillment costs.

Cost of sales for the three months ended June 30, 2023 were $18.5 million compared to $9.6 million for the three months ended June 30, 2022. The increase of $8.9 million was due to the increase in sales associated with the Valens and Zenabis acquisitions.

Cost of sales for the six months ended June 30, 2023 were $35.4 million compared to $18.7 million for the six months ended June 30, 2022. The increase of $16.7 million was due to the increase in sales associated with the Valens and Zenabis acquisitions.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the three months ended June 30, 2023 was negative $1.8 million compared to negative $1.9 million for the three months ended June 30, 2022. The increase of $0.1 million was due to higher net revenue, partially offset by higher cost of sales and a larger inventory obsolescence provision.

Gross margin before fair value adjustments for the six months ended June 30, 2023 was negative $8.8 million compared to negative $4.2 million for the six months ended June 30, 2022. The decrease of $4.6 million was due to higher net revenue, partially offset by higher cost of sales and a higher inventory obsolescence provision.

The total inventory obsolescence and impairment recognized during the six months ended June 30, 2023 was $13.6 million, with $13.5 million relating to cost of sales and 0.1 million relating to the change in fair value realized through inventory. The reorganization of the Cannabis Operations segment subsequent to the Valens transaction has resulted in a larger than typical provision for inventory obsolescence and impairment provision as a result of an analysis of the allocation of the consolidated inventory across the brand portfolio and offered formats.

The total inventory obsolescence and impairment recognized during the six months ended June 30, 2022 was $7.2 million, with $5.9 million relating to cost of sales and $1.3 million relating to the change in fair value realized through inventory. The inventory obsolescence provision was applied across all product formats.

Change in fair value of biological assets

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not yet been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

INVESTMENTS SEGMENT RESULTS

Interest and fee revenue

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	922	818	1,928	1,813
Interest and fee revenue from investments at FVTPL	250	543	874	2,659
Interest revenue from cash	2,014	1,216	4,595	1,966
	3,186	2,577	7,397	6,438

Interest and fee revenue for the three months ended June 30, 2023 was $3.2 million compared to $2.6 million for the three months ended June 30, 2022. The increase of $0.6 million was due to an increase in interest revenue from cash partially offset by a decrease in interest and fee revenue from investments at FVTPL. Interest revenue from cash increased due to increases in the base interest rates. Interest and fee revenue from investments at FVTPL decreased mainly due to the settlement of the Zenabis senior loan in connection with the Zenabis acquisition and the settlement of the Superette promissory note in connection with the Superette acquisition.

Interest and fee revenue for the six months ended June 30, 2023 was $7.4 million compared to $6.4 million for the six months ended June 30, 2022. The increase of $1.0 million was due to an increase in interest revenue from cash partially offset by a decrease in interest and fee revenue from investments at FVTPL. Interest revenue from cash increased due to increases in the base interest rates. Interest and fee revenue from investments at FVTPL decreased mainly due to the settlement of the Zenabis senior loan in connection with the Zenabis acquisition and the settlement of the Superette promissory note in connection with the Superette acquisition.

Investment revenue

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Investment revenue	(3,806)	(35,073)	(8,692)	(52,783)

Investment revenue for the three months ended June 30, 2023 was negative $3.8 million compared to negative $35.1 million for the three months ended June 30, 2022. The current period was impacted by the realized loss on marketable securities and reversal of the unrealized loss on marketable securities previously recorded, both due to the disposition of shares in Indiva Limited and Village Farms International Inc. The prior period was impacted by decreases in share prices of the Company’s investments in Indiva Limited, Village Farms International Inc., and Valens.

Investment revenue for the six months ended June 30, 2023 was negative $8.7 million compared to negative $52.8 million for the six months ended June 30, 2022. The current period was impacted by the realized loss on marketable securities and reversal of the unrealized loss on marketable securities previously recorded, both due to the settlement of Valens shares, previously acquired in 2021 and 2022, in connection with the Valens Transaction, and the disposition of shares in Indiva Limited and Village Farms International Inc. The prior period was impacted by decreases in share prices of the Company’s investments in Indiva Limited, Village Farms International Inc., and Valens.

Share of profit of equity-accounted investees

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Net profit (loss)	(936)	(37,978)	8,580	(33,887)

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses.

Share of loss of equity-accounted investees for the three months ended June 30, 2023 was $0.9 million compared to a loss of $38.0 million for the three months ended June 30, 2022. The decreased loss of $37.1 million was due to accounting fair value adjustments to the investments.

Share of profit of equity-accounted investees for the six months ended June 30, 2023 was $8.6 million compared to a loss of $33.9 million for the six months ended June 30, 2022. The increase of $42.5 million was due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2023		2022				2021
($000s, except as indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4 (1)	Q3 (1)
Gross revenue	257,425	212,899	246,866	235,144	227,557	20,127	25,630	17,162
Gross margin	51,933	32,541	43,568	50,309	43,079	3,419	(2,499)	1,782
Gross investment (loss) income	(599)	(958)	(879)	(1,201)	(32,496)	(13,849)	(38,108)	(14,699)
Net (loss) income from continuing operations attributable to owners of the Company	(32,520)	(35,568)	(125,801)	(98,108)	(73,301)	(37,904)	(56,989)	16,708
Per share, basic and diluted	(0.12)	(0.14)	(0.53)	(0.41)	(0.31)	(0.18)	(0.28)	0.08
Adjusted EBITDA from continuing operations (2)	2,194	7,415	(7,549)	18,320	(25,927)	(675)	18,425	10,539
(1)
Adjustments to provisional amounts have been made in the comparative period (Q3 2021 and Q4 2021) due the consummation of the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.
(2)
Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Implementing several streamlining and efficiency initiatives which included workforce optimizations;
•
Issuance of common shares under at-the-market equity programs;
•
Entering into and acquiring several cannabis-related investments;
•
Investing and disposing of marketable securities;
•
Decreasing ownership in Pathway RX Inc.;
•
The addition of investment strategies to the Company’s operations;
•
Price discounts and provisions for product returns;
•
Impairment of property, plant and equipment;
•
Provisions for inventory obsolescence and impairment;
•
Investments in SunStream;
•
Acquisitions of Inner Spirit Holdings Ltd. (“Inner Spirit”), Alcanna (inclusive of its subsidiary, Nova), Zenabis, Valens and Superette; and
•
Impairment of goodwill and intangible assets from the Inner Spirit and Alcanna acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	June 30, 2023	December 31, 2022
Cash and cash equivalents	185,455	279,586

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s lease liabilities have increased significantly due to both the Inner Spirit and Alcanna acquisitions as corporate stores occupy leased retail space. Refer to “Contractual Commitments and Contingencies – Commitments” for an estimate of the contractual maturities of the Company’s lease liabilities. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next twelve months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at June 30, 2023, the Company has no outstanding bank debt or other debt.

Equity

On July 25, 2022, the Company’s shareholders approved a special resolution for the consolidation of all of the issued and outstanding common shares (the “Share Consolidation”).

Immediately following the shareholder approval, the Board determined to effect the Share Consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The Share Consolidation took effect on July 25, 2022, and the common shares began trading on Nasdaq on a post-consolidation basis beginning on July 26, 2022.

All references to common shares, warrants, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs), including exercise prices where applicable, have been fully retrospectively adjusted to reflect the Share Consolidation.

As at June 30, 2023, the Company had the following share capital instruments outstanding:

(000s)	June 30, 2023	December 31, 2022
Common shares	260,260	206,041
Common share purchase warrants (1)	309	357
Simple warrants (2)	119	259
Performance warrants (3)	62	139
Stock options (4)	33	45
Restricted share units	8,746	754
(1)
0.3 million warrants were exercisable as at June 30, 2023.
(2)
0.1 million simple warrants were exercisable as at June 30, 2023.
(3)
0.1 million performance warrants were exercisable as at June 30, 2023.
(4)
32.2 thousand stock options were exercisable as at June 30, 2023.

Common shares were issued during the six months ended June 30, 2023 in connection with the following transactions:

•
The Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million;
•
The Company issued 27.6 million common shares valued at $84.0 million as consideration for the Valens acquisition;
•
The Company received and cancelled 2.2 million of its own common shares in connection with the Valens acquisition; and
•
The Company issued 0.2 million common shares in connection with the vesting of RSUs under the long term incentive plan.

Subsequent to June 30, 2023:

•
The Company issued 0.2 million common shares in connection with the vesting of RSUs under the long term incentive plan.

As at August 11, 2023, a total of 260.5 million common shares were outstanding.

Cash Flow Summary

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Cash provided by (used in):
Operating activities	(8,843)	(17,873)	(57,640)	(43,893)
Investing activities	(8,963)	(35,802)	(15,429)	(139,774)
Financing activities	(9,992)	(6,519)	(21,062)	(11,954)
Change in cash and cash equivalents	(27,798)	(60,194)	(94,131)	(195,621)

Cash Flow – Operating Activities

Net cash used in operating activities was $8.8 million for the three months ended June 30, 2023 compared to $17.9 million used in operating activities for the three months ended June 30, 2022. The decrease of $9.1 million was due to the change in non-cash working capital, a decrease in additions to marketable securities and an increase in proceeds from the disposition of marketable securities, partially offset by an increase in net loss adjusted for non-cash items. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Net cash used in operating activities was $57.6 million for the six months ended June 30, 2023 compared to $43.9 million used in operating activities for the six months ended June 30, 2022. The increase of $13.7 million was due to the change in non-cash working capital and an increase in net loss adjusted for non-cash items, partially offset by a decrease in additions to marketable securities and an increase in proceeds from the disposition of marketable securities. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable. The main drivers were the seasonal accumulation of liquor inventory for the Liquor Retail segment as December drawdowns were replenished in the first quarter, and the payment of Valens accounts payable which had increased due to cash flow deficiencies and the impending acquisition by SNDL, including severance costs and over $6 million in excise tax in arrears.

Cash Flow – Investing Activities

Net cash used in investing activities was $9.0 million for the three months ended June 30, 2023 compared to $35.8 million used in investing activities for the three months ended June 30, 2022. The decrease of $26.8 million was due to lower additions to equity-accounted investees and lower additions to property, plant and equipment, partially offset by lower proceeds from the disposition of property, plant and equipment.

Net cash used in investing activities was $15.4 million for the six months ended June 30, 2023 compared to $139.8 million used in investing activities for the six months ended June 30, 2022. The decrease of $124.4 million was primarily due to lower additions to equity-accounted investees, lower additions to investments and acquisitions in the comparative period.

Cash Flow – Financing Activities

Net cash used in financing activities was $10.0 million for the three months ended June 30, 2023 compared to $6.5 million used in financing activities for the three months ended June 30, 2022. The increase of $3.5 million was due to change in restricted cash and increased payments on lease liabilities, partially offset by repurchase of common shares in the prior period.

Net cash used in financing activities was $21.1 million for the six months ended June 30, 2023 compared to $12.0 million used in financing activities for the six months ended June 30, 2022. The increase of $9.1 million was largely due to increased payments on lease liabilities and change in restricted cash in the prior period, partially offset by repayment of long-term debt in the prior period that.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be $0.2 million for the six months ended June 30, 2023.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at June 30, 2023.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	62,557	—	—	—	62,557
Lease liabilities	40,975	68,457	50,294	41,634	201,360
Financial guarantee liability	—	268	—	—	268
Contractual obligation	—	2,553	—	—	2,553
Total	103,532	71,278	50,294	41,634	266,738

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2023 of $2.5 million (December 31, 2022 - $2.5 million).

b)
Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. Such proceedings, certain of which are pending or have been threatened against the Company, could include commercial litigation related to breach of contract claims brought by customers, suppliers and contractors, as well as litigation related to termination of certain of its employees. The outcome of any litigation is inherently uncertain. Although the Company believes it has meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on its business and results of operations.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted EBITDA from continuing operations, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Non-IFRS Financial Measures

Adjusted EBITDA from continuing operations

Adjusted EBITDA from continuing operations is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. Adjusted EBITDA from continuing operations is defined as net (loss) income from continuing operations before finance costs, change in estimate of fair value of derivative warrants, depreciation and amortization, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, realized gains or losses on marketable securities, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment, cost of sales non-cash component, inventory impairment (recovery) and obsolescence, restructuring costs and transaction costs.

The following table reconciles adjusted EBITDA from continuing operations to net income (loss) for the periods noted.

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Net (loss) income from continuing operations	(29,988)	(73,973)	(64,766)	(112,013)
Adjustments:
Finance costs	2,458	26,505	7,631	26,444
Change in estimate of fair value of derivative warrants	(2,240)	(23,656)	(7,042)	(15,356)
Depreciation and amortization	13,443	8,800	29,911	9,539
Income tax recovery	—	(1,791)	—	(1,791)
Change in fair value of biological assets	1,413	388	4,948	(3,302)
Change in fair value realized through inventory	(2,048)	2,066	(2,998)	3,627
Unrealized foreign exchange (gain) loss	(72)	19	(24)	35
Unrealized (gain) loss on marketable securities	(44,968)	35,338	(83,603)	53,172
Realized loss on marketable securities	49,093	—	92,792	—
Share-based compensation	3,893	438	6,102	4,642
Asset impairment	1,658	1,850	2,465	1,850
Loss (gain) on disposition of PP&E	77	(402)	261	(402)
Cost of sales non-cash component (1)	969	3,440	2,673	3,440
Inventory impairment (recovery) and obsolescence	4,291	3,871	13,468	5,852
Restructuring costs	4,042	(882)	5,578	(882)
Transaction costs	173	(7,938)	2,213	(1,457)
Adjusted EBITDA from continuing operations	2,194	(25,927)	9,609	(26,602)
(1)
Cost of sales non-cash component is comprised of depreciation expense.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS financial measure which the Company uses to evaluate its operating performance in the Company’s Cannabis Operations segment. Gross margin before fair value adjustments provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

The following table reconciles gross margin before fair value adjustments to gross margin for the periods noted.

	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Gross margin	(1,207)	(4,346)	(10,752)	(4,504)
Change in fair value of biological assets	(1,413)	(388)	(4,948)	3,302
Change in fair value realized through inventory	2,048	(2,066)	2,998	(3,627)
Gross margin before fair value adjustments	(1,842)	(1,892)	(8,802)	(4,179)

Non-IFRS Financial Ratios

Gross margin before fair value adjustments percentage

Gross margin before fair value adjustments percentage is a non-IFRS financial ratio which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments percentage is defined as gross margin before fair value adjustments divided by net revenue.

RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 15 of the Interim Financial Statements relating to the Company’s SunStream joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the six months ended June 30, 2023, the Company paid $83.4 thousand in total rent with respect to this lease.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2023, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the “Contractual Commitments and Obligations” section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of biological assets and inventory, estimating potential future returns on revenue, convertible instruments, value of investments, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for recreational and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Expected yields from cannabis plants;
•
Potential returns and pricing adjustments;
•
Facts and circumstances supporting the likelihood and amount of contingent liabilities;
•
Assumptions and methodologies for the valuation of derivative financial instruments;
•
Discount rates used to value investments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based upon evaluation of the Company’s disclosure controls and procedures as of June 30, 2023, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of such date, as a result of the material weaknesses described in our MD&A for the year ended December 31, 2022.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in NI 52-109 and Rule 13a-15(f) under the Exchange Act. Refer to our MD&A for the year ended December 31, 2022, for a discussion regarding internal control over financial reporting and the material weakness identified.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
continuing to strengthen procedures and controls related to the provision of and periodic review of user access to IT systems;
•
continuing to strengthen the logging and monitoring of software updates and changes to systems supporting our financial reporting processes;
•
enhancing the timeliness of executing user access reviews and the subsequent actions as required; and
•
working with our advisors to continue to assist with process improvements and strengthening of controls over financial systems.

At August 11, 2023 the above remediation measures are in progress but will not be considered remediated until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the above material weakness during the 2023 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of June 30, 2023, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the quarter ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
IFRS	International Financial Reporting Standards
MD&A	Management’s Discussion and Analysis
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed or referred to under the heading “Risk Factors” herein. Although management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. These statements are made as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additionally, the Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Annual Report, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed under the Company’s profile on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.